# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Herzfeld Caribbean Basin Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 584,930; shared voting power 4,543,040; sole dispositive power 584,930; shared dispositive power 4,543,040; aggregate amount beneficially owned 5,127,970 (32.62% of the class)
  Comment: This amendment is filed on behalf of Erik M. Herzfeld, et al. (the "Reporting Person") with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients ("Advisory Clients") of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power ("Accounts"). Items 4 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Herzfeld Caribbean Basin Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 5,127,970 shares representing 32.62% of the 15,720,897 shares outstanding as reported by the issuer as of March 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 584,930 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 4,543,040 shares of common stock.
Transactions in the class effected during the past sixty days: Open Market Transactions: On March 7, 2025 through the open market, Mr. E. Herzfeld purchased 95,999 shares at $2.60; the Advisory clients bought 19,116 shares at $2.5901, 39,597 shares at $2.5917 and 401,976 shares at $2.60.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (03/11/2025)